[redacted]

13014463

SECURIT... SION

RECEIVED

2013 AUG 29 PM 1:54

SEC / TM

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 9 2013
WASH, D.C.
193

DO 9/11/13

OMB APPROVAL	
OMB Number:	3235-0123
Expires: March 31, 2016	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8 - 45158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2012 (MM/DD/YY) AND ENDING 6/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUTTER SECURITIES INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Montgomery Street, Suite 1700
(No. and Street)

San Francisco (City) California (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Berit Muh (415) 352-6300
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Blvd. (Address) Beverly Hills (City) California (State) 90210 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DP 9/20/13

KW 9/20/13

OATH OR AFFIRMATION

I, Berit Muh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sutter Securities Incorporated, as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____
Signature

Chief Financial Officer / FINOP
Title

Diana M. Victoria
Notary Public

State of California County of San Francisco
Subscribed and sworn to (or affirmed) before me on this 22 day of August, 2013, by Berit S. Muh, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature Diana M. Victoria
(Seal)

DIANA VICTORIA
Commission # 1939449
Notary Public - California
San Francisco County
My Comm. Expires Jun 29, 2015

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUTTER SECURITIES INCORPORATED

TABLE OF CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To Sutter Securities Incorporated

We have audited the accompanying consolidated statement of financial condition of Sutter Securities Incorporated (the "Company") as of June 30, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sutter Securities Incorporated as of June 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Beverly Hills, California
August 27, 2013

SUTTER SECURITIES INCORPORATED

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

June 30, 2013

ASSETS

Cash	$	851,623
Restricted cash		100,000
Due from clearing brokers and dealers		207,431
Accounts receivable		62,745
Securities owned, at fair value		18,716
Secured demand note receivable		300,000
Prepaid expenses and other assets		70,679
Deferred tax asset		6,554
Prepaid income taxes		29,706
Total assets	$	1,647,454

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	130,221
Liabilities subordinated to claims of general creditors		300,000
Shareholders' equity:		
Common stock, no par value; 200,000 shares authorized; 140,888 shares issued and outstanding		282,722
Treasury stock		(149,000)
Retained earnings		1,083,511
Total shareholders' equity		1,217,233
Total liabilities and shareholders' equity	$	1,647,454

The accompanying notes are an integral part of these consolidated financial statement.

SUTTER SECURITIES INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

1. Organization

Sutter Securities Incorporated (the "Company"), a California corporation, was incorporated on July 22, 1992 and commenced operations on December 8, 1992. The Company is a registered broker/dealer that serves as underwriter and financial advisor to state and local governments and agencies, specializing in originating, trading, and selling California municipal bonds and other fixed income securities and equities. In addition, the Company provides investment banking and advisory services to corporations and other entities, including corporate valuations and fairness opinions. In January 2013, the Company received regulatory approval to operate an Alternative Trading System ("ATS"). The ATS will offer the private placement of securities to qualified institutional buyers.

The Company's main office is located in San Francisco, California. In November, 2010, the Company opened offices in Seattle, Washington and Sweet, Idaho. In February 2013, the Company opened an office in Mountain View, California. The Company became a registered member of the National Association of Securities Dealers (now known as FINRA, The Financial Industry Regulatory Authority) on December 7, 1992. The Company is also a member of the Municipal Securities Rulemaking Board and the Securities Investor Protection Corporation.

On July 1, 2003, the Company commenced operations of a wholly-owned subsidiary, Sutter Securities Group, Inc. The wholly-owned subsidiary provides valuations and litigation support services to corporations and other entities. The consolidated financial statements include Sutter Securities Group, Inc. All significant intercompany balances and transactions are eliminated.

All trades are cleared through other brokers on a fully disclosed basis. In addition to executing fixed income securities trades as principal, the Company also executes equity trades on an agency basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These consolidated financial statements were approved by management and available for issuance on August 27, 2013. Subsequent events have been evaluated through this date.

Restricted Cash

The clearing broker requires the Company to have a reserve account of $100,000, which is classified as restricted cash on the consolidated statement of financial condition.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. As of June 30, 2013, the Company has not recorded an allowance for doubtful accounts.

Continued

2. **Summary of Significant Accounting Policies,** continued

Valuation of Securities Owned at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Continued

2. **Summary of Significant Accounting Policies,** continued

Valuation of Securities Owned at Fair Value - Definition and Hierarchy, continued

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

Municipal Bonds

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations from market makers and other dealers, and if applicable, pricing models that factor in interest rates, bond or credit default swap spreads, and volatility. Municipal bonds are generally categorized in Level 1 or Level 2 of the fair value hierarchy.

Derivative Contracts

The Company records its derivative activities at fair value. Gains and losses from derivative contracts are included in gain on securities owned in the consolidated statement of income. Derivative contracts include warrant contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices or commodity prices.

Depending on the underlying security and the terms of the transaction, the fair value of certain derivatives may be able to be modeled using a series of techniques, including closed-form analytic formula (such as the Black-Scholes option-pricing model), simulation models, or a combination thereof. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, time value, implied volatility, equity prices, interest rate yield curves, prepayment speeds, interest rates, loss severities, credit risks, credit curves, default rates and currency rates. Certain pricing models do not entail material subjectivity as the methodologies employed include pricing inputs that are observed from actively quoted markets. In the case of more established derivative contracts, the pricing models used by the Company are widely accepted by marketplace participants. Derivative contracts, such as warrants, which are listed on a national securities exchange or reported on the NASDAQ national market, are generally categorized in Level 1 of the fair value hierarchy. OTC derivatives contracts, such as warrants, which may be valued using models, are generally categorized in Levels 2 or 3 of the fair value hierarchy.

Continued

2. **Summary of Significant Accounting Policies,** continued

Revenue Recognition

Securities transactions and the related revenues and expenses thereon, are recorded on a trade date basis. Underwriting fees are recorded when the underwriting is sold and the income is reasonably determinable. Other advisory fees, including private placement fees, are recorded when earned. Securities owned, at fair value may include equity securities and warrants received in connection with private placement services. Principal transactions represent markups on riskless principal transactions and are recorded on a trade date basis.

Deferred Income Taxes

The Company accounts for income taxes based on the asset and liability method. Under this method of accounting, the Company recognizes taxes payable or refundable in the current year and deferred tax liabilities and assets for future consequences of events that have been recognized in the Company's consolidated financial statements or tax returns.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's consolidated financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense. No interest expense or penalties have been recognized as of and for the year ended June 30, 2013.

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for fiscal years before 2009. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces retained earnings. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of June 30, 2013. The Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Continued

2. **Summary of Significant Accounting Policies,** continued

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. **Fair Value Measurements**

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets measured at fair value as of June 30, 2013:

	Level 1	Level 2	Level 3	Total
Assets (at fair value)				
Securities owned				
Municipal bonds	$ 10,226	$ -	$ -	$ 10,226
Warrants	-	8,490	-	8,490
	$ 10,226	$ 8,490	$ -	$ 18,716

4. **Derivative Contracts**

In the normal course of business, the Company may receive derivative contracts in connection with private placement services. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's primary underlying risk with derivative activities and exposure to derivative contracts is equity price fluctuations. In addition to its equity price risk, the Company is also subject to additional counterparty risk due to inability of its counterparties to meet the terms of their derivative contracts.

Warrants

The Company may receive warrants in connection with its private placement services. The warrants provide the Company with exposure and potential gains upon equity appreciation of the portfolio company's share price.

The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As time to the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, there is the potential for the Company to lose its entire investment in a warrant.

Continued

4. **Derivative Contracts,** continued

Warrants, continued

The Company is exposed to counterparty risk from the potential failure of an issuer of warrants to settle its exercised warrants. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the purchase price of the warrants. The Company considers the effects of counterparty risk when determining the fair value of its warrants. In virtually all cases, the Company minimizes this risk through a cashless exercise.

Volume of Derivative Activities

At June 30, 2013, the notional amounts[a] and number of contracts, categorized by primary underlying risk, are as follows:

(notional amounts in thousands)

	Long exposure	
Primary underlying risk	**Notional amounts**	**Number of contracts**
Equity price		
Warrants (a)	$ 252	424

(a) Notional amounts presented for warrants are based on the fair value of the underlying shares as if the warrants were exercised at June 30, 2013.

Impact of Derivatives on the Consolidated Statement of Financial Condition and Consolidated Statement of Income

The following table identifies the fair value amounts of derivative instruments included in the consolidated statement of financial condition as securities owned, at fair value, categorized by primary underlying risk, at June 30, 2013. The following table also identifies the gain amounts included in the consolidated statement of income within loss on securities owned, at fair value, categorized by primary underlying risk, for the year ended June 30, 2013.

(in thousands)

Primary underlying risk	**Derivative assets**	**Amount of gain**
Equity price		
Warrants	$ 8	$ 8

5. Receivables from Clearing Brokers and Dealers

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis. The clearing broker is nationally recognized and is a member of the major exchanges. The receivables from brokers and dealers arise in the normal course of business from the settlement of securities transactions.

6. Income Taxes

The provision for income taxes is composed of current and deferred components. The current component represents the amount of federal and state income taxes that are currently reportable to the respective tax authorities, and is measured by applying statutory rates to the Company's taxable income as reported in its income tax returns.

Deferred income taxes are provided for the temporary differences between the carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. These temporary differences are attributable primarily to unrealized gains and losses on investments, and state taxes. These temporary differences give rise to either a deferred tax asset or liability in the consolidated financial statements that is computed by applying current statutory tax rates to taxable and deductible temporary differences based upon the classification of the asset or liability in the consolidated financial statements that relates to the particular temporary difference. Deferred taxes related to differences that are not attributable to a specific asset or liabilities are classified in accordance with the future period in which they are expected to reverse and be recognized for income tax purposes.

The provision for income taxes for the year ended June 30, 2013 consists of the following:

Current:	
Federal	$ 2,067
State	2,142
	4,209
Deferred:	
Federal	7,600
State	1,173
	8,773
Total income tax expense	$12,982

6. **Income Taxes,** continued

The Company had a deferred tax asset at June 30, 2013 of $6,554 which was comprised of temporary differences primarily related to unrealized gains on investments.

The effective income tax rate differs slightly from statutory rates due to the true-up of prior year taxes.

7. **Liabilities subordinated to claims of general creditors**

During the year ended June 30, 2013, the Company entered into four FINRA-approved secured demand note agreements with related parties for a total of $300,000. The notes mature on June 30, 2014, bear interest at 9% per annum, and are collateralized by portfolios of cash and securities.

8. **Shareholders' Equity**

During the year ended June 30, 2013, the Company repurchased 25,359.84 shares of its common stock from one of its shareholders, in the amount of $149,000. As of June 30, 2013, the Company had not retired the repurchased shares.

9. **Regulatory Requirements**

The Company, as a registered broker/dealer, is subject to the Uniform Net Capital Rule (rule 15c3-1) pursuant to the Securities Exchange Act of 1934 administered by the Securities and Exchange Commission and FINRA.

This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At June 30, 2013, the Company had net capital of $1,338,487, which was $1,238,487 in excess of required net capital, and the ratio of aggregate indebtedness to net capital was .97 to 1.

Continued

10. **Commitments**

Operating Leases

The Company leases certain of its facilities under leases which expire through 2016.

Minimum future rental payments under the leases are summarized as follows:

Year ending June 30:	
2014	$165,970
2015	30,700
2016	18,212
	$214,882

Underwriting

In the normal course of business, the Company enters into underwriting commitments. There were no transactions relating to underwriting commitments that were open at June 30, 2013.

11. **Concentrations of Credit Risk**

Cash

Since the Company has deposits in financial institutions in non-interest bearing accounts, these balances are fully insured by the Federal Deposit Insurance Corporation. At June 30, 2013 the Company's cash was managed by three financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company's management monitors the risk associated with these balances and does not anticipate any losses from these counterparties.

12. **Off-Balance Sheet Risk**

In the normal course of business, the Company is involved in the execution and settlement of various principal securities transactions. Principal securities transactions are subject to the risk of counter-party nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

Additionally, in the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Continued

13. **Exemption from Rule 15c3-3**

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".